

Via U.S. Mail and Facsimile to
Mail Stop 4720

September 2, 2009

Joseph Meuse
Interim President and Secretary
All State Properties Holdings, Inc.
360 Main St.
Washington, VA 22747

Dear Mr. Meuse:

Your most recent Form 10-K as amended on October 27, 2008 includes financial statements audited by Moore and Associates Chartered ("Moore") for the years ended June 30, 2008 and 2007. On August 27, 2009, the Public Company Accounting Oversight Board ("PCAOB") revoked the registration of Moore because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation. You can find a copy of the order at http:
http://www.pcaobus.org/Enforcement/Disciplinary_Proceedings/2009/08-27_Moore.pdf

As Moore is no longer registered with the PCAOB, you may not include Moore's audit reports or consents in your filings with the Commission made on or after August 27, 2009. If Moore audited a year that you are required to include in your filings with the Commission, then you should engage a firm that is registered with the PCAOB to re-audit that year.

Please amend your Item 4.01 Form 8-K, filed August 28, 2009 to disclose that the PCAOB revoked the registration of Moore on August 27, 2009 because of violations of PCAOB rules and auditing standards in auditing the financial statements, PCAOB rules and quality controls standards, and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder, and noncooperation with a Board investigation.

Further, please ensure that your amended Form 8-K includes the following disclosures previously requested in our letter dated August 11, 2009:


    o   As required by Item 304(a)(1)(ii) of Regulation S-K, please provide a description of the nature of Moore and Associates, Chartered conclusion regarding the uncertainty to continue as a going concern; and

    o   Specify whether, during your past two fiscal years through the date of engagement (August 6, 2009), you consulted Seale and Beers regarding any of the matters outlined in *Item 304(a)(2)* of Regulation S-K. The current disclosure references *Item 304(a)(1)*of Regulation S-K.

        If you are unable to obtain an amended Exhibit 16 letter, please disclose this fact in the Form 8-K.

        Once you explain Moore's registration revocation in an Item 4.01 Form 8-K, you do not need to repeat this disclosure in your next Form 10-K.

        As previously requested in our August 11th letter, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Any amendment to Form 8-K should be filed within four business days of receipt of this letter. Please advise us as to how you intend to address any re-audit requirements no later than September 11, 2009. If you have any questions regarding your amended 8-K, please contact Tabatha Akins, Staff Accountant at (202) 551-3658. If you have any other questions, I can be reached at 202-551-3679.

                        Sincerely,

                        Jim B. Rosenberg
                        Senior Assistant Chief Accountant